Exhibit (e)(9)

EXAR Corporation

48720 Kato Road

Fremont, CA 94538

December 21, 2008

hi/fn, inc.

750 University Avenue

Los Gatos, CA 95032

Attention: Albert E. Sisto

Gentlemen:

This letter agreement sets forth the terms upon which Exar Corporation, a Delaware corporation (“Exar”), agrees to enter into discussions regarding a potential business combination (the “Transaction”) with hi/fn, inc., a Delaware corporation (the “Company”), and certain related matters.

In consideration of the substantial resources that Exar will expend in evaluating and negotiating the terms of the Transaction and of the mutual covenants set forth below, Exar and the Company agree as follows:

1. Other Negotiations. Between the date hereof and 11:59 p.m. (California time) on January 16, 2009,1 or such earlier time and date as Exar and the Company mutually agree to discontinue discussions of the Transaction (the “Expiration Time”), except to the extent that the Company has received a Superior Proposal (as defined below), neither the Company nor any of its officers, directors, employees, agents and affiliates will take any action to solicit, initiate, seek, or encourage any inquiry, proposal or offer from, or furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with Exar) regarding any acquisition of the Company, any merger or consolidation with or involving the Company, or any acquisition of any material portion of the stock or assets of the Company. The Company agrees that any such negotiations in progress as of the date hereof will be terminated or suspended during such period. The Company will promptly, and in any event within 24 hours, notify Exar regarding any contact by any third party regarding any offer, proposal or inquiry (including any request for access to the Company’s non-public information) regarding any such acquisition or financing of the Company. Except to the extent that the Company has received a Superior Proposal, in no event will the Company accept or enter into an agreement concerning any such third party transaction prior to the Expiration Time. The Company represents and warrants that it has the legal right to terminate or suspend any such pending negotiations and agrees to indemnify Exar, its representatives and agents from and against any claims by any party to such negotiations based upon or arising out of the discussion or any consummation of the Transaction as contemplated by this letter agreement. The Expiration Time shall automatically be extended by 14 days until 11:59 p.m. (California time) on January 28, 2009 if prior to 11:59 p.m. (California time) on January 16, 2009 (a) Exar has not ceased to negotiate with hi/fn the proposed Transaction nor has expressly stated that it has reduced the Offer Price set out in this letter, (b) Exar has not expressly conveyed in writing to the Company or its representatives Exar’s determination not to proceed with such negotiations or (c) in the event the Company has unilaterally ceased to actively negotiate the Transaction in good faith with Exar, Exar has delivered written notice to the Company that Exar desires to continue such negotiations.

1 NOTE TO DRAFT: 4 weeks from the date of this letter agreement.

A “Superior Proposal” shall mean a written, unsolicited proposal relating to the possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets by any person other than by Exar or its subsidiary, which proposal is, or is reasonably likely to lead to a transaction which is, in the reasonable good faith judgment of the Company’s board, after consultation with its legal and financial advisors, on financial and other terms more favorable to the stockholders of the Company than the terms of the transaction with Exar and which is made by a party that can reasonably be expected to consummate the transaction on the terms proposed.

2. Governing Law. This letter agreement shall be governed by the internal laws of the State of Delaware applicable to contracts wholly executed and performed therein.

3. General. The parties shall have no obligation to consummate the Transaction, unless and until a definitive agreement is reached, and in such case shall be subject in all respects to the satisfaction of the conditions contained therein, and neither party hereto shall have any liability to the other if the parties fail for any reason to execute such a definitive agreement.

Please contact Thomas Melendrez at (510) 668-7112 if you have any questions regarding the content of this letter agreement. Otherwise, please indicate the concurrence of the Company with this letter agreement by executing two copies of it in the space provided below and returning one such copy to me at your earliest convenience. I look forward to the successful completion of the discussions contemplated by this letter agreement.

Very truly yours,

EXAR CORPORATION

By:
Title:

AGREED TO AND ACCEPTED:

HI/FN, INC.

By:
Title: